nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 29 / 30
www.nh-hoteles.com

02055196

19 September, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on September, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
OCT 09 2002
P THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 03 2002
WASH. D.C. 164

Roberto Chollet
Chief Financial Officer

dlw 10/7

NH HOTELES S.A.
Inscrita en el Registro Mercantil de Madrid, Tomo 576 general, Libro 176 de la sección 3.ª,
Folio 34 vuelto. Hoja n.º 1467 - C.I.F. A-28027944

nH
HOTELES DEPARTAMENTO DE COMUNICACIÓN

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

FILE NUMBER
82 - 4780

PRESS RELEASE

An important step in creating a great pan-European brand

NH TO IMPLEMENT ITS BRAND IN THE 54 ASTRON HOTELS

- **The estimated investment for this process, expected to be completed in 8 months, is Eur 8 million**
- **The Astron hotels, acquired by NH in February of this year, total 54 establishments and more than 8,300 rooms in Germany, Austria and Switzerland**
- **This decision implies NH brand's presence in a new market: Austria**
- **NH Hoteles will obtain significant commercial advantages and cost savings**

Madrid, 19 September 2002.- NH Hoteles, the Spanish hotel chain which acquired Astron Hotels in February of this year, has decided to take an important step in its internationalisation process. All the Astron brand hotels will now operate under the "NH" brand. This is another important step in the process launched by the chain to create a strong pan-European hotel brand.

NH will invest an estimated Eur 8 mn in adapting the Astron Hotels to the NH Brand with the rebranding process expected to be completed in 8 months.

The Astron Hotels acquisition has strengthened NH's positioning in Central Europe and has ensured future growth in the German-speaking markets. The portfolio of Astron Hotels, Germany's third largest urban hotel chain, includes 54 opened hotels in Germany, Austria and Switzerland and 9 agreed projects under construction. After this decision, NH will operate 50 establishments in Germany with 8.240 rooms, and 7 hotels in Switzerland with 813 rooms. Moreover, NH will operate in Austria for the first time under the NH brand with 6 hotels and 797 rooms.

FILE NUMBER
82 - 4780

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

After analysing the respective markets and considering several alternatives, NH has decided that in a global world, it would be more advantageous to operate under one single brand and with a homogeneous product.

The decision to implement the NH brand in Astron Hotels will not only enable the company to obtain greater returns by concentrating its efforts in a single product, but will also imply significant cost savings. Thanks to this operation, the chain will achieve important commercial benefits since it will enable NH Hoteles to optimise its sales resources and increase its client base by selling a unique and homogeneous product.

NH Hoteles, with 100 hotels in operations in Spain, 9 in Latin America and 29 in Holland and 29 projects under construction, is the most recognised brand among business travellers in Spain. Several market studies have shown that NH enjoys a strong brand recognition and is highly regarded in Spain where it ranks among the leading city hotel chains. NH's image is that of being close to the client, serious and credible, with a good quality/price relationship and a special attention to detail.

NH Hoteles also has 3 establishments in Germany and 6 in Switzerland which were previously owned by Krasnapolsky and which the chain had previously decided to rebrand.

While the hotels in Germany undergo the rebranding process, the NH brand will be implemented simultaneously in its Belgian hotels and, by year-end, the brand will also be implemented in the 9 Mexican hotels that the chain has in this country under the Krystal brand. The brand's performance, which has been spectacular in recent years, ensures the success of this operation aimed at creating a great pan-European brand.

Other actions will complement the rebranding process, such as the creation of common databases, and the joint planning of management strategies. The integration will also involve the unification of the GDS system under the NS code and the installation of the technology management system used in Spain, The Netherlands, Belgium and Mercosur in all the Astron hotels.

NH: "EYE FOR DETAIL"

The NH hotels are known for their emphasis on décor, cuisine and technology. These hotels are designed with the business travellers in mind so that they can work as comfortably as in their offices and relax as if they were at home.

NH pays very special attention to its restaurant services. In fact, the company and the prestigious chef, Ferrán Adrià whose restaurant El Bulli has been awarded three Michelin stars, have entered into a partnership aimed at introducing new restaurant concepts in the chain.

NH HOTELES DEPARTAMENTO DE COMUNICACIÓN

Santa Engracia, 120
28003 Madrid
España
t. +34 91 451 97 62
f. +34 91 451 97 67
www.nh-hoteles.com

FILE NUMBER
82 - 4780

Furthermore, one of the chain's main objectives is to be at the vanguard of new technologies to enable its guests to work, avail themselves of the latest in communication technologies and enjoy their stay. The "plug & play" system installed in several of the hotels provides its guests with immediate high-speed and configuration-free Internet access at a flat rate.

NH is the only hotel chain in Spain with its own private art collection comprising more than 3,000 original works that decorate the hotels' public areas. Its collection of more than 4,000 silk-screens and etchings are exhibited in the guestrooms.

Lastly, NH's commitment to the world of literature is worth mentioning. More than 8,000 well-known authors and new writers have participated in the annual NH Short Story award, now in its sixth edition, the world's most important prize for short stories written in Spanish

ABOUT NH

Following the acquisition of the Krasnapolsky chain in July 2000 and the acquisition last 25 February of the German Astron, the NH Hoteles Group (www.nh-hoteles.com), is Europe's third ranking business hotel chain. NH has **238 hotels and 34,274 rooms in 17 countries** in Europe, Latin America and Africa. The recent acquisition of Astron, Germany's third leading city hotel chain consolidates NH's positioning in Europe. NH currently has 38 new hotel projects underway, representing approximately 6,600 new rooms. NH is known for the quality of its hotel services and its facilities, carefully decorated to please all tastes, homogeneous and where clients may feel very comfortable. These hotels offer the latest in technology for our clients' communication and leisure needs. NH offers its clients the best quality cuisine since restaurant services are one the chain's top priorities. The acclaimed chef, Ferrán Adriá, creator of El Bulli, and NH have reached a collaboration agreement to launch the nhube concept, revolutionary new spaces in the hotel sector that combine restaurant services, leisure and a place where our guests can feel comfortable. In 2001, NH recorded EUR 762 Mn in sales, a 38.35% increase over the previous year. The NH Group is listed in the Madrid stock exchange (included in the select IBEX 35), and in Amsterdam's Euronext index. Moreover, NH Hoteles is a member of Stoxx Europe 600, which includes the leading European companies, and is part of the well-known Morgan Stanley Capital International (MSCI) equity securities index.

For additional information:

María Cortina
Director of Communication of NH Hoteles
Tel: + 34 91 451 9762
+ 34 91 451 97 18 (switchboard)
E-mail: comunicacion@nh-hotels.com